POLICYHOLDER NOTICE

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91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 03-271-42-33	REPLACEMENT OF POLICY NUMBER: 02-840-18-45

INVESTMENT COMPANY BLANKET BOND DECLARATIONS

ITEM 1.	Name of Insured (herein called Insured):

 NATIXIS FUNDS. LOOMIS SAYLES FUNDS

 Principal Address:

 399 BOYLSTON STREET

 BOSTON, MA 02116

ITEM 2.	Bond Period: from 12:01 a.m. 12/15/2016 to 12:01 a.m. 12/15/2017 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$15,000,000	NIL
Insuring Agreement (B)-AUDIT EXPENSE	$250,000	$25,000
Insuring Agreement (C)-ON PREMISES	$15,000,000	$25,000
Insuring Agreement (D)-IN TRANSIT	$15,000,000	$25,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$15,000,000	$25,000
Insuring Agreement (F)-SECURITIES	$15,000,000	$25,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$15,000,000	$25,000

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Insuring Agreement (H)-STOP PAYMENT	$500,000	$25,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000	$25,000
Optional Insuring Agreements and Coverages:	$15,000,000	$25,000
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$15,000,000	$25,000
Insuring Agreement (K)-(DATA PROCESSING SERVICE OPERATIONS)	$15,000,000	$25,000
Insuring Agreement (L)-(VOICE INITIATED TRANSFER FRAUD)	$15,000,000	$25,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Endorsement #1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11 & #12

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-904-53-54 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $69,759

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IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire	National Union Fire Insurance
Insurance Company of	Company of Pittsburgh, Pa.
Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

MARSH USA INC.

99 HIGH STREET

BOSTON, MA 02110

1202783

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National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item

3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or
(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business,

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and
(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and
(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part- time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and
(9)	any officer, partner or Employee of
a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record- keeper, or
d)	an administrator authorized by written agreement to keep financial and/ or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

“Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

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loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or
Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

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loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirm ative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/ 84)	8	© All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

41206 (9/ 84)	9	© All rights reserved.

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/ or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the

Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/ 84)	10	© All rights reserved.

Section	16[d]), or
(b)

as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

41206 (9/ 84)	11	© All rights reserved.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

41206 (9/ 84)	12	© All rights reserved.

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/ 84)	13	© All rights reserved.

ENDORSEMENT# 1

This endorsement, effective       12:01 AM           December 15, 2016         forms a part of

policy number        03-271-42-33

issued to        NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by         National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)

Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

MNSCPT	END 1

ENDORSEMENT# 1         (Continued)

This endorsement, effective       12:01 AM           December 15, 2016        forms a part of

policy number        03-271-42-33

issued to         NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by         National Union Fire Insurance Company of Pittsburgh, Pa.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 1

ENDORSEMENT# 2

This endorsement, effective        12:01 AM              December 15, 2016        forms a part of

policy number         03-271-42-33

issued to          NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND FINANCIAL

INSTITUTIONS BOND, STANDARD FORM 14 FINANCIAL INSTITUTIONS

BOND, STANDARD FORM 15 FINANCIAL INSTITUTIONS BOND,

STANDARD FORM 24 FINANCIAL INSTITUTIONS BOND, STANDARD

FORM 25 FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 2

ENDORSEMENT# 3

This endorsement, effective at        12:01 AM              December 15, 2016         forms a part of

Policy number         03-271-42-33

Issued to:          NATIXIS FUNDS, LOOMIS SAYLES FUNDS

By:    National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Manually Issued Policy

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 3
119679 (9/15)	Page 1 of 1

ENDORSEMENT# 4

This endorsement, effective       12:01 AM              December 15, 2016        forms a part of

policy number        03-271-42-33

issued to          NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DISCOVERY

It is agreed that:

1.	Section 3, DISCOVERY, is hereby deleted in its entirety and replaced with the following

This policy applies only to loss first discovered by the Chief Financial Officer, Compliance Officer, Treasurer or General Counsel of the Insured during the Policy Period. Discovery occurs at the earlier of such individuals being aware of:

(a)	facts which may subsequently result in a loss of a type covered by this Policy, or

(b)

facts which may subsequently result in a loss of a type covered by this Policy, or an actual or potential claim in which it is alleged that the Insured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 4

ENDORSEMENT# 5

This endorsement, effective        12:01 AM              December 15, 2016         forms a part of

policy number          03-271-42-33

issued to          NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by              National Union Fire Insurance Company of Pittsburgh, Pa.

EMPLOYEE DISHONESTY

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding anything in the policy to the contrary, if any member of the Risk Management Department, Internal Audit Department, or General Counsel not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is of the type covered under this Bond, and whether against the Insured or any other person or entity, the Insured shall immediately remove such Employee from a position that would enable such Employee to cause the Insured to suffer a loss covered by this Bond;

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 5

ENDORSEMENT# 6

This endorsement, effective        12:01 AM              December 15, 2016         forms a part of

policy number        03-271-42-33

issued to          NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by              National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND) INVESTMENT

COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 6

ENDORSEMENT# 7

This endorsement, effective        12:01 AM              December 15, 2016         forms a part of

policy number         03-271-42-33

issued to NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)

“Notice of Claim Reporting” means “notice of claim/ circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 7
99758 (8/08)	Page 1 of 1

ENDORSEMENT# 8

This endorsement, effective       12:01 AM              December 15, 2016          forms a part of

policy number          03-271-42-33

issued to        NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

VALUATION OF PROPERTY AMENDED

It is agreed that:

1.

VALUATION OF PROPERTY, Section 5. The first paragraph is hereby amended by deleting the words “at the time of payment of such loss” and replacing with “on the business day next preceding the discovery of such loss.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 8

ENDORSEMENT# 9

This endorsement, effective       12:01 AM              December 15, 2016         forms a part of

policy number         03-271-42-33

issued to         NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR

VALUATION OF PROPERTY AMENDED

It is agreed that this Bond is amended as follows:

1.	General Agreements, Section A. AMENDED CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS OR ANOTHER INSTITUTION, is hereby deleted and replaced with the following:

If an Insured creates, other than by acquisition, a new registered management investment company for which an increase in the bonding limit of liability for the coverage provided hereunder is required by Rule 17G - l of the Investment Company Act of 1940, that registered management investment company will be automatically insured hereunder, to the extent that the required total combined Limit of Liability shall be increased to the minimum required limit of liability for all Insured’s (including the newly created registered management investment company)covered hereunder, as required by Rule 17 G - l of the Investment Company Act of 1940, provided that the Limit of Liability does not then exceed $15,000,000. If the Limit of Liability required for all Insured’s covered hereunder including the newly created registered management investment company will exceed $15,000,000, no coverage will be provided for the newly created registered management investment company without the advance written consent of the Underwriter.

If an increase in bonding limits is required according to Rule 17 G - l of the Investment Company Act of 1940 due to an increase in managed asset size, whether by growth of registered management investment companies insured under this Bond or by the addition of new registered management investment companies, the minimum required increase in limits shall take place automatically and will be covered until the next Quarterly Period without payment of additional premium, provided that the total combined Limit of Liability for all Insured’s under this Bond, as required by with Rule 17G - l of the Investment Company Act of 1940, does not exceed $15,000,000 after including the increase in limits needed due to the increase in managed assets. If the increased limit needed as a result of the increase in managed assets will exceed $15,000,000, then the increase in limits will not occur unless advance written consent of the Underwriter is obtained.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 9

ENDORSEMENT# 10

This endorsement, effective        12:01 AM              December 15, 2016        forms a part of

policy number         03-271-42-33

issued to         NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS INSURING AGREEMENT (J)

In consideration of the premium charged the bond is amended as follows:

I.

The bond is hereby amended by adding Insuring Agreement (J) to the bond as follows:

(J)	COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond;

provided that the entry or change causes

(i)	property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

II.

For the purpose of the coverage afforded by this Insuring Agreement, the following definitions shall be added to the policy:

“Fraudulent Entry” or “Fraudulent Change” shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse;

MNSCPT	END 10

ENDORSEMENT# 10        (Continued)

This endorsement, effective        12:01 AM              December 15, 2016         forms a part of

policy number         03-271-42-33

issued to         NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

“Computer Systems” means:

1)	computers with related peripheral components, including storage components wherever located,
2)	systems and applications software,
3)	terminal devices, and
4)	related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

“Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

“Internet” means worldwide public network of computers, which are commonly referred to as the “internet”.

III.

For the purpose of the coverage afforded by this Insuring Agreement, the following exclusions shall be added to the policy:

A.

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

B.

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

C.	loss resulting directly or indirectly from

MNSCPT	END 10

ENDORSEMENT# 10         (Continued)

This endorsement, effective        12:01 AM              December 15, 2016        forms a part of

policy number         03-271-42-33

issued to         NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or
2)	failure or breakdown of electronic data processing media, or
3)	error or omission in programming or processing;

D.

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

E.	loss resulting directly from the theft of confidential information

IV.

Solely with respect to the coverage afforded by this endorsement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be limited to the applicable Limit of Liability as described above.

V.

Solely with respect to the coverage afforded by this endorsement, Section 2. EXCLUSIONS (y) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 10

ENDORSEMENT#  11

This endorsement, effective      12:01 AM            December 15, 2016        forms a part of

policy number        03-271-42-33

issued to        NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by             National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND NAMED INSURED RIDER

In consideration of the premium charged, it is hereby understood and agreed the Named of Insured listed in Item 1. of the DECLARATIONS (“Named Insured”) shall also include any of the Series and/or Trusts set forth below (including any Funds that are managed or advised within said Series or Trust):

SERIES/TRUST

1.	NATIXIS FUNDS TRUST I
2.	NATIXIS FUNDS TRUST II
3.	NATIXIS FUNDS TRUST IV
4.	GATEWAY TRUST
5.	LOOMIS SAYLES FUNDS I
6.	LOOMIS SAYLES FUNDS II
7.	NATIXIS ETF TRUST

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
MNSCPT	END 11

ENDORSEMENT# 12

This endorsement, effective 12:01 AM              December 15, 2016         forms a part of

policy number          03-271-42-33

issued to NATIXIS FUNDS, LOOMIS SAYLES FUNDS

by              National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE

MNSCPT		INVESTMENT COMPANY BLANKET BOND (DECLARATIONS)

41206	09/84	INVESTMENT COMPANY BLANKET BOND (GUTS)

MNSCPT		AMENDED FIDELITY AGREEMENT

MNSCPT		PROTECTED INFORMATION EXCLUSION

119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT

MNSCPT		AMEND DISCOVERY

MNSCPT		EMPLOYEE DISHONESTY

MNSCPT		INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

MNSCPT		VALUATION OF PROPERTY AMENDED

MNSCPT		AMENDED CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR

MNSCPT		COMPUTER SYSTEMS INSURING AGREEMENT (J)

MNSCPT		AMEND NAMED INSURED RIDER

78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 012
78859 (10/01)	Page 1 of 1

CLAIM REPORTING FORM

Issuing Company:         National Union Fire Insurance Company Of Pittsburgh, Pa.

Reported under Policy/Bond Number:             03-271-42-33                 Date:

Type of Coverage:    D&O            E&O            Fidelity                   (complete the Fidelity Supplemental on the next page)

Insured’s Name, as given on Policy Declarations (Face Page):

        NATIXIS FUNDS, LOOMIS SAYLES FUNDS

Contact Person:

Title:

Phone: ( ) - Ext

eMail: @

Case or Claimant Name:
__________________________________________________________

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: MARSH USA INC.

Address: 99 HIGH STREET, BOSTON, MA 02110

Address:

Contact: JOHN SAMPSON	Phone: Ext

eMail: jonathan.sampson@marsh.com

Send Notice of Claims to:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company:          National Union Fire Insurance Company Of Pittsburgh, Pa.

Reported under Policy/Bond Number:              03-271-42-33

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

53 State Street, Suite 510, Boston, MA 02109

February 24, 2017

Jill Berube

Senior Vice President

MARSH USA INC

99 HIGH STREET

BOSTON, MA 02110

Re:	Natixis Funds, Loomis Sayles Funds

Mutual Fund Bond

Policy Number 287195521

Expiration Date: 12/15/2017

Dear Ms. Berube,

We are pleased to enclose Policy Number 287195521 for Natixis Funds, Loomis Sayles Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6160246101). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Natixis Funds, Loomis Sayles Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Joseph Peterson

Underwriter

(617) 994-4373

Joseph.Peterson@cna.com

DECLARATIONS EXCESS INSURANCE POLICY
ACCOUNT NUMBER	234664
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287195521

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
Natixis Funds, Loomis Sayles Funds 399 Boylston Street Boston, MA 02116	MARSH USA INC 99 HIGH STREET BOSTON, MA 02110
Attn:	Jill Berube

Item 2.	Policy Period:	12/15/2016 To 12/15/2017 12:01 a.m. Standard Time at the Principal Address stated in Item 1.	Item 3. Limit of Liability $15,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	National Union Fire Insurance		03-271-42-33	$15,000,000	$25,000
Company of Pittsburgh, PA

B. Underlying Excess Policies:

Item 5.	Policy Premium $35,540

Item 6.	Notices of Claims:	All other Notices:
	CNA – Claims Reporting P.O Box 8317 Chicago, IL 60680-8317 Email address: SpecialtyNewLoss@cna.com Fax Number: 866-773-7504	Open Brokerage Global Specialty Lines CNA Insurance Company 125 Broad Street – 8th Floor New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception: GSL-22784-XX

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: February 24, 2017

G-22076-B(c) (ED. 06-10)	1
© CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

N/A

G-22076-B(c) (ED. 06-10)	2
© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

ADD DEFINITION OF SINGLE LOSS

(FOR USE WITH EXCESS FIDELITY BONDS ONLY)

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.	The Policy is amended to add the following new sections:

•	DEFENSE COSTS WITHIN LIMITS

The Insurer, at its sole option and without any duty to do so, may elect to conduct the defense of any legal proceeding in whole or in part, brought to determine the Named Entity’s liability for any loss, claim or damage, which, if established, would constitute covered loss under this Policy. The defense by the Insurer shall be in the Named Entity’s name through attorneys selected by the Insurer. The Named Entity shall provide all reasonable information and assistance required by the Insurer for such defense.

If the Insurer elects to defend the Named Entity, in whole or in part, any judgment against the Named Entity on those counts or causes of action which the Insurer defended on behalf of the Named Entity or any settlement in which the Insurer participates and all attorneys’ fees, costs and expenses incurred by the Insurer in the defense of the litigation shall be a loss under this Policy.

•	DEFINITIONS

Single Loss shall have the same meaning as set forth in the Followed Policy; provided, however, if the Followed Policy does not define Single Loss, Single Loss shall mean all covered loss, including attorneys’ fees, costs and expenses incurred by the Insurer, as described in the section titled DEFENSE COSTS WITHIN LIMITS of this Endorsement, resulting from:

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated, or
(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person whether an employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

2.	Item 3. of the Declarations is deleted in its entirety and replaced with the following:

Item 3. Limit of Liability:

a.	$15,000,000 Single Loss Limit of Liability

b.	$30,000,000 maximum aggregate Limit of Liability under the Policy.

3.	Section II. LIMIT OF LIABILITY is amended to add the following new paragraph:

The amount set forth in Item 3b. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of Claims made against the Named Entity or the time of payment. Subject always to the Insurer’s maximum Limit of Liability set forth in Item 3b. of the Declarations, the Insurer’s liability for each Single Loss shall not exceed the Single Loss Limit of Liability set

GSL22784XX (12-10)	Policy No:	287195521
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	02/20/2017
Insured Name: Natixis Funds, Loomis Sayles Funds

© CNA All Rights Reserved.

forth in Item 3a. of the Declarations. The maximum aggregate Limit of Liability shall be reduced by any payment of loss under this Policy.

  All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL22784XX (12-10)	Policy No:	287195521
Page 2	Endorsement No:	1
Continental Casualty Company	Effective Date:	02/20/2017
Insured Name: Natixis Funds, Loomis Sayles Funds

© CNA All Rights Reserved.

EFI 03 00 06 09

EXCESS FOLLOW-FORM BOND DECLARATIONS

THE POLICY’S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY

477 Martinsville Road

P.O. Box 830 Liberty Corner, NJ 07938-0830

BOND NUMBER: FL5FD00058-161		RENEWAL OF: FL5FD00058-151

PRODUCER NAME:	Marsh USA Inc.

ADDRESS:	99 High Street Boston, MA 02110

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1.	NAMED INSURED: Natixis Funds, Loomis Sayles Funds

	ADDRESS:	399 Boylston Street
		Boston, MA 02116

ITEM 2:	BOND PERIOD: FROM December 15, 2016 TO December 15, 2017
	12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.	AGGREGATE LIMIT OF LIABILITY:		$10,000,000

	EXCESS OF:		$30,000,000

ITEM 4.	SINGLE LOSS LIMIT OF LIABILITY:		$10,000,000

EFI 03 00 06 09	Copyright Everest Reinsurance Company, 2009	Page 1 of 4	☐

EFI 03 00 06 09

ITEM 5.	UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
National Union Fire Insurance Company of Pittsburg, Pa.	03-271-42-33	12/15/16-12/15/17	$15,000,000	$15,000,000

B. UNDERLYING BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
Continental Casualty Company	287195521	12/15/16-12/15/17	$15,000,000	$15,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):

ITEM 6.	BOND PREMIUM: $22,655

ITEM 7.	ENDORSMENTS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

	Endorsement	Endorsement Number
	Reliance Upon other Bond Insurer’s Application	EFI 03 14 06 09

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED	January 17, 2017	BY
	DATE		AUTHORIZED REPRESENTATIVE

EFI 03 00 06 09	Copyright Everest Reinsurance Company, 2009	Page 2 of 4	☐

EFI 03 00 06 09

EXCESS FOLLOW-FORM BOND

THE POLICY’S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words “you” and “your” refer to the “Insureds”. The words “we”, “us” and “our” refer to the Insurer providing this bond.

It is represented by the “Insureds” and it is agreed by and among the “Insureds” and us that the particulars and statements contained in the information furnished to us or to the issuers of any “Underlying Bond” in connection with underwriting this bond or any “Underlying Bond”, including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the “Insurer” and the “Insureds” agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the “Insured” with coverage in excess of the “Underlying Bond” for loss covered during the “Bond Period.” It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the “Underlying Bond” have paid the full amounts of the applicable limits of insurance of the “Underlying Bond”, and any applicable retention under the “Primary Bond” has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the “Primary Bond”.

SECTION II – LIMIT OF LIABILITY

A.	Aggregate Limit of Liability

The amount stated in Item 3. of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B.	Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph A. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under Item 4. of the Declarations.

SECTION III – DEFINITIONS

A. “Bond Period” means the period of time identified under Item 2. of the Declarations.

B. “Insured” means the “Named Insured” and other entities and persons insured under the “Primary Bond”. C. “Named Insured” means the entity or person designated under Item 1. of the Declarations.

D. “Primary Bond” means the bond designated under Item 5.A. of the Declarations.

E. “Underlying Bond” means all those bonds scheduled under Item 5.A. and Item 5.B. of the Declarations.

SECTION IV – CONDITIONS

A.	Maintenance of Limit of Liability of Underlying Bond

The “Underlying Bond” shall be maintained during the “Bond Period” in full force and effect, except for any reduction of the limits of liability of the “Underlying Bond” due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

EFI 03 00 06 09	Copyright Everest Reinsurance Company, 2009	Page 3 of 4	☐

EFI 03 00 06 09

B.	Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the “Underlying Bond” by reason of payment of covered loss under the “Underlying Bond”, and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any “Underlying Bond”. The risk of uncollectibility of the “Underlying Bond” (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the “Insureds” and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such “Underlying Bond” solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C.	Changes to Underlying Bond

You must promptly notify us of any changes to the “Underlying Bond” which are made after its inception date. Any changes made to the “Underlying Bond” after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the “Underlying Bond”.

D.	Bond Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.

We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.

The first “Named Insured” in Item 1. of the Declarations shall act on behalf of all other “Insureds” with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E.	Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any “Underlying Bond” scheduled in Item 5.A. and Item 5.B. of the Declarations, whether by you or the applicable issuers of any “Underlying Bond”. You must promptly notify us of the cancellation of the “Underlying Bond”. Such notice must be made when you send a notice of cancellation of the “Underlying Bond” to, or when you receive such notice from, the issuer of the “Underlying Bond”.

F.	Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any “Underlying Bond” in the same manner required by the terms and conditions of the “Primary Bond”.

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company

477 Martinsville Road, P.O. Box 830

Liberty Corner, NJ 07938

G.	Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the “Insureds” in the investigation, settlement or defense of any claim or loss, even if the “Underlying Bond” has not been exhausted. The “Insureds” shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

EFI 03 00 06 09	Copyright Everest Reinsurance Company, 2009	Page 4 of 4	☐

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For:         Everest Reinsurance Company

EIL 00 522 03 11	© Everest Reinsurance Company, 2008

RELIANCE UPON OTHER BOND INSURER’S APPLICATION RIDER

Parent Company: Natixis Funds, Loomis Sayles Funds, and	Endorsement No.: 1
Hansberger International Funds

Policy No.: FL5FD00058-161	Effective date of Endorsement: 12/15/16

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SCHEDULE

BOND APPLICATION: Investment Company Blanket Bond Application

COMPANY: National Union Fire Insurance Company of Pittsburgh, Pa.

DATE SIGNED:

The issuer of this Bond has relied upon the statements, representations and warranties contained in the above referenced Application as being accurate and complete. For purposes of this Bond, such Application includes all materials and information attached to, incorporated into or submitted to us in connection with such Application or our underwriting of this Bond or any other Bond of which this Bond is a direct or indirect renewal or replacement. All such statements, representations, warranties, materials and information shall be considered as incorporated into and constituting part of this Bond.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

EFI 03 14 06 09	© Everest Reinsurance Company, 2009	Page 1 of 1

IL P 001 01 04

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;

●	Front organizations;

●	Terrorists;

●	Terrorist organizations; and

●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 0001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

Everest National Insurance Company Everest Indemnity Insurance Company Everest Security Insurance Company Everest Reinsurance Company

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:

Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:

Casualty Claims Department

Everest National Insurance Company

P.O. Box 830

477 Martinsville Road

Liberty Corner, NJ 07938

By Facsimile:

Fax Claims:           (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

•	Citing Everest’s policy, or claim number, in all correspondence
•	Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
•	Sending a copy of any internal reports related to the claim

•	Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

Members of the Everest Re Group

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

February 22, 2017

Jill Berube

Marsh USA, Inc.

99 High Street, 14th Floor

Boston, MA 02110

Re:	Natixis Funds, Loomis Sayles Funds
Policy # BFBD-45002127-21

Dear Jill,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue

Assistant Vice President, Chief Claims Officer

849 Fairmount Avenue, Suite 301

Towson, Maryland 21286

Phone (toll free): (866) 539-3995 ext. 6333

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional

questions. Sincerely,

Cheryl Yorio

Senior Underwriter

cyorio@berkleycrime.com

29 South Main Street, 3rd Floor, West Hartford, CT 06107 PH. 844.44.CRIME

PRODUCER Jill Berube Marsh USA, Inc. 99 High Street, 14th Floor Boston, MA 02110

Underwritten By BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

BROKER DEALERS (FORM 14) EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER	BFBD-45002127-21	PRIOR BOND NUMBER	BFBD-45002127-20
NAMED INSURED	Natixis Funds, Loomis Sayles Funds

MAILING ADDRESS	399 Boylston St
Boston, MA 02116

POLICY PERIOD	12/15/2016 to 12/15/2017
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying bond(s) which is below the underlying Carrier’s expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER: Berkley Regional Insurance Company
SINGLE LOSS LIMIT OF LIABILITY: $12,000,000 excess of $40,000,000 plus deductible
AGGREGATE LIMIT:	$12,000,000

UNDERLYING COVERAGE:
Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Single Loss Limit of Liability:	$15,000,000
Single Loss Deductible:	$25,000
Aggregate Limit:	$15,000,000
Bond Number:	03-271-42-33
Bond Period:	12/15/2016 to 12/15/2017

Carrier:	Continental Casualty Company
Single Loss Limit of Liability:	$15,000,000 excess of $15,000,000 plus deductible
Aggregate Limit:	$15,000,000
Bond Number:	287195521
Bond Period:	12/15/2016 to 12/15/2017

Carrier:	Everest Reinsurance Company
Single Loss Limit of Liability:	$10,000,000 excess of $30,000,000 plus deductible
Aggregate Limit:	$10,000,000
Bond Number:	FL5FD00058-161
Bond Period:	12/15/2016 to 12/15/2017

BCR FIB XS 01 15	Page 1 of 3

BCR FIB XS 01 15	Page 2 of 3

Forms and Riders Forming Part of this Bond When Issued:
Form Number and Edition Date	Description of Form or Rider:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR FIB XS 01 15	Financial Institution Excess Follow Form Certificate
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Bond you give us notice canceling prior bond Numbers: BFBD-45002127-20 the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman	W. Robert Berkley, Jr.
Director, Senior Vice President and Secretary	Director and President

BCR FIB XS 01 15	Page 3 of 3

Berkley Crime

29 South Main Street, 3rd FL I West Hartford, CT 06107 I 844.44.CRIME

Berkleycrime.com